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Gentium Receives Positive Opinion From EMA's CHMP for Defitelio

VILLA GUARDIA, Italy, July 26, 2013 (GLOBE NEWSWIRE) -- Gentium S.p.A. (Nasdaq:GENT) (the "Company") announced today that, following its request for re-examination, the European Medicines Agency's ("EMA") Committee for Medicinal Products for Human Use ("CHMP") adopted a positive opinion for Defitelio recommending a Marketing Authorization Application ("MAA") under exceptional circumstances, for the treatment of severe hepatic veno-occlusive disease ("VOD") in adults and children undergoing hematopoietic stem cell transplantation therapy.

The European Commission ("EC") will review the positive opinion from the CHMP, as they have the authority to grant marketing authorization. The EC generally follows the recommendations of the CHMP and delivers its final decision within three months, which will be applicable to all European Union (EU) countries. Upon approval, each member state will then determine the individual country price and the level of reimbursement.

Dr. Khalid Islam, Chairman and Chief Executive Officer of Gentium S.p.A., welcomed the decision saying "We are delighted for this positive recommendation for Defitelio. This outcome from the CHMP meeting is an important milestone for the Company and represents the culmination of a great deal of work by many people. If approved, Defitelio would become the first drug for VOD in the current treatment setting. We look forward to the ratification of the CHMP recommendation by the European Commission."

Dr. Paul Richardson, RJ Corman Professor Of Medicine, Harvard Medical School, Clinical Director of the Jerome Lipper Multiple Myeloma Center, Dana Farber Cancer Institute, Boston, MA (USA) and principal investigator stated, "We believe that Defitelio will represent a very important therapeutic option for patients undergoing hematopoietic stem-cell transplantation. It provides a potentially life-saving treatment for severe VOD, a complication with both a very high mortality rate and for which there are no other approved therapies."

Dr. Alejandro Madrigal, President of the European Group for Blood and Morrow Transplantation ("EBMT"), the largest professional body in field of Hematopoietic Stem Cell transplantation, said "The EBMT guidelines, prepared by over 30 leading experts, recommend Defitelio as a therapy proven to be of value in the treatment of severe VOD. The EBMT considers that the published evidence of efficacy and safety, and also the extensive clinical experience, support the value of Defitelio in the treatment of VOD."

About Approval under Exceptional Circumstances

When the applicant can show that it is not possible to provide comprehensive data on efficacy and safety of a medicine due to the rarity of the condition it is intended for, or limited knowledge in the therapeutic area or ethical considerations involved in the collection of such data, the CHMP may recommend that a medicine is approved under "exceptional circumstances". Also in such cases, the applicant is given obligations to fulfil, particularly relating to the safety. These are re-assessed every year until the approval can be converted into a normal one.

About VOD

Veno-occlusive disease (VOD) is a potentially life-threatening condition, which typically occurs as a significant complication of stem cell transplantation. Certain high-dose conditioning regimens used as part of stem cell transplantation can damage the lining cells of hepatic blood vessels and result in VOD, a blockage of the small veins in the liver that leads to liver failure and can result in significant dysfunction in other organs such as the kidneys and lungs (so-called severe VOD). Stem cell transplantation is a frequently used treatment modality following high-dose chemotherapy and radiation therapy for hematologic cancers and other conditions in both adults and children. At present there is no approved agent for the treatment or prevention of VOD in the United States or the European Union.

About Gentium

Gentium S.p.A., located in Como, Italy, is a biopharmaceutical company focused on the development and manufacture of drugs to treat and prevent a variety of diseases and conditions, including vascular diseases related to cancer and cancer treatments. Defibrotide, the Company's lead product candidate, is an investigational drug that has been granted Orphan Drug status by the U.S. Food and Drug Administration (FDA) and Orphan Medicinal Product Designation by the European Medicines Agency, both to treat and to prevent VOD, as well as Fast Track Designation by the U.S. FDA to treat VOD.

Cautionary Note Regarding Forward-Looking Statements

This release contains "forward-looking statements" that involve a number of risks and uncertainties the outcome of which could materially and/or adversely affect actual future results and the market price of Gentium's securities. In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of these terms and other comparable terminology. These statements are not historical facts but instead represent the Company's belief regarding future results, many of which, by their nature, are inherently uncertain and outside the Company's control. It is possible that actual results, including with respect to the possibility of any future regulatory approval, may differ materially from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in our Form 20-F filed with the Securities and Exchange Commission under the caption "Risk Factors."

CONTACT: Gentium S.p.A.
         Salvatore Calabrese, +39 031-5373-260
         SVP & CFO
         scalabrese@gentium.it

         or

         The Trout Group
         Chelsea Wheeler +1 646 378 2941
         cwheeler@troutgroup.com